UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-14946

Cemex, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, 66265 México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Contents

Cemex, S.A.B. de C.V. (“Cemex”) (NYSE: CX) announced today that, further to the resolutions adopted at its Ordinary General Shareholders’ Meeting held on March 25, 2025 and the announcement made on March 26, 2025 in relation to the declaration of a cash dividend in an aggregate amount of USD $130 million, payable in four equal installments in USD (of USD $32.5 million each installment), registered holders of Cemex Series A and Series B shares, Ordinary Participation Certificates (“CPO”) and American Depositary Shares (“ADS”) as of the record date of December 15, 2025, will be entitled to receive the third installment of the cash dividend (USD $32.5 million). Each CPO represents two Series A shares and one Series B share, and each ADS represents 10 CPOs.

As background, the first installment of the dividend was paid on June 18, 2025, the second installment was paid on September 18, 2025 and the fourth installment of the dividend is scheduled to be paid starting on March 12, 2026.

Cemex will proceed to make payment of the third installment of the cash dividend against the delivery of coupon 157 (one hundred and fifty-seven) adhered to the share certificates representing all of the outstanding shares that make up the paid-up capital stock of Cemex. Holders of Series A and Series B shares and CPO holders will receive payment of the third installment of the cash dividend in Mexican Pesos in an amount equal to approximately USD $0.000746 per share and approximately USD $0.002238 per CPO, respectively. ADS holders will receive approximately USD $0.022380 per ADS in the third installment of the cash dividend.

With respect to holders of Cemex’s Series A and Series B shares, as well as CPOs, the third installment of the cash dividend should be paid on December 16, 2025 in Mexican Pesos at the exchange rate determined by the Bank of Mexico (Banco de México) on December 11, 2025. Therefore, Cemex will announce the corresponding final dividend amounts per share, CPO, and ADS for the third installment of the dividend, by no later than December 11, 2025.

With respect to ADS holders, it is expected that they will receive payment of the third installment of the dividend on or around December 23, 2025. Cemex will announce the corresponding final dividend amounts per ADS for the third installment, by no later than December 11, 2025.

The last day to acquire Series A and Series B shares, CPOs and ADSs with dividend payment rights will be December 11, 2025, respectively.

The declared dividend comes from the Net Tax Profit Account (Cuenta de Utilidad Fiscal Neta or CUFIN) of Cemex as of December 31, 2013; therefore, no tax withholding will be made for the payment of this dividend.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Cemex, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cemex, S.A.B. de C.V.
(Registrant)

Date: December 5, 2025	By:	/s/ Jaime Martínez Merla
Name: Jaime Martínez Merla
Title: Chief Comptroller